ASSOCIATED MATERIALS, LLC
3773 State Road, Cuyahoga Falls, OH 44223

August 8, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Notice of Disclosure Filed in the Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Associated Materials, LLC has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarterly period ended June 29, 2013, which was filed with the U.S. Securities and Exchange Commission on August 8, 2013.

Very truly yours,
ASSOCIATED MATERIALS, LLC

By: /s/ Kenneth James
Kenneth James
General Counsel and Secretary